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MAR - 1 2007
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213
SECTION


07004617

BD 3/16

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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INTERVEST INTERNATIONAL EQUITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1980 DOMINION WAY, SUITE 202
(No. and Street)

COLORADO SPRINGS	CO	80918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. SMITH, PRESIDENT (719) 592-9299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNELIUS, SCHOU, LEONE & MATTESON, LLC, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

4496 SOUTHSIDE BLVD.	JACKSONVILLE	FL	32216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, ROBERT E. COPUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERVEST INTERNATIONAL EQUITIES CORPORATION, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF COLORADO
COUNTY OF EL PASO
SIGNED BEFORE ME THIS 22 DAY
OF February, 2007.

Kacey B. Fear
Notary Public

Signature
VP-OPERATIONS
Title


NOTARY PUBLIC
KACEY B.
FEAR
STATE OF COLORADO

My Commission Expires 10/07/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: INTERVEST INTERNATIONAL EQUITIES CORPORATION [13]

SEC FILE NO.: 8-38156 [14]

FIRM I.D. NO.: CRD# 20289 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1980 DOMINION WAY, SUITE 202 [20]
(No. and Street)

COLORADO SPRINGS [21] (City)   CO [22] (State)   80918 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/06 [24]

AND ENDING (MM/DD/YY): 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. SMITH [30]   (Area Code) — Telephone No.: (719) 592-9299 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22nd day of February 2007

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) Kacey B. Year
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CORNELIUS, SCHOU, LEONE & MATTESON, LLC [70]

ADDRESS

4496 SOUTHSIDE BLVD. [71]	JACKSONVILLE [72]	FL [73]	32216 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

Financial Statements, Supporting Schedules and Other Reports

Intervest International Equities Corporation

Year Ended December 31, 2006
with Report of Independent Auditors

Contents

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Report of Independent Auditors

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 14 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, Schou, Leone & Matteson, LLC

January 18, 2007

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.cslmcpa.com

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 320,376
Accounts receivable	99,033
Accounts receivable - other	3,839
Deposit with clearing organization (cash)	25,000
Investments	65,429
Prepaid insurance	70,598
Other assets	2,613
Total Assets	$ 586,888
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	187,754
Due to parent company	82,536
Total Liabilities	270,290
Stockholder's Equity:	
Common stock - 7,500 shares, $1.00 par value authorized, 200 shares issued and outstanding	200
Additional paid-in capital	13,842
Retained earnings	302,556
Total Stockholder's Equity	316,598
Total Liabilities and Stockholder's Equity	$ 586,888

See accountants' report.

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2006

Revenues:	
Mutual funds and variable products	$ 4,662,844
Commissions	383,175
Direct participation programs	363,352
Other	112,441
Total Revenues	5,521,812
Expenses:	
Commissions	4,397,662
Overhead reimbursements to parent company	1,067,786
Other operating expense	23,794
Total Expenses	5,489,242
Operating Income	32,570
Other Income:	
Interest income	145
Gain on investments	1,224
Total Other Income	1,369
Net Income	$ 33,939

See accountants' report.

Intervest International Equities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2006	$ 282,659	$ 200	$ 13,842	$ 268,617
Net Income	33,939	-	-	33,939
Balance at December 31, 2006	$ 316,598	$ 200	$ 13,842	$ 302,556

See accountants' report.

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2006

Cash Flows From Operating Activities	
Net income	$ 33,939
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Gain on investments	(1,224)
Decrease in receivables	61,926
Decrease in prepaid insurance	12,011
Decrease in other assets	696
Increase in payables	78,747
Total Adjustments	152,156
Net Cash Provided By Operating Activities	186,095
Cash Provided By Investing Activities	
Purchase of investments	(24,000)
Net Increase in Cash	162,095
Cash at January 1, 2006	158,281
Cash at December 31, 2006	$ 320,376

See accountants' report.

The company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The company was acquired by, and became a wholly-owned subsidiary of Intervest International, Inc. (III), during January, 1988. Operations actually commenced during February, 1988. Effective March 31, 1988, the company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests.

1. Significant Accounting Policies

For purposes of the statement of cash flows, the company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

2. Commitments and Contingent Liabilities

The company has an agreement with III, its parent company, whereby the company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the company had net capital of $239,548 which was $221,529 in excess of its required capital of $18,019. The company's aggregate indebtedness to net capital ratio was 1.13 to 1.

4. Income Taxes

The parent company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly-owned subsidiary (the Company) as a qualified subchapter S subsidiary, or "Q-sub". A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

5. Investments (at cost)

The company has acquired long-term investments in The Nasdaq Stock Market, Inc., as follows:

Balance, December 31, 2005	$	40,205
Purchase		24,000
Unrealized holding gain		1,224
Balance, December 31, 2006	$	65,429

The common stock's cost basis is $42,025; the warrants are currently valueless.

These securities are unregistered, and subject to substantial restrictions as to their sale or other transfer.

6. Arbitration Award

The Company has received an award in connection with NASD dispute resolution. In 2005, the Company incurred an uninsured loss of $123,000 relating to litigation brought against a former Company representative. The Company was seeking reimbursement from the former representative for the $123,000 settlement amount plus legal fees and other damages. In 2006, the Company received an arbitration award in the amount of $229,414 plus $1,000 claim filing fee and $17,976 accrued interest. The Company is pursuing collection, but it is unclear what amount, if any, will ultimately be collected. No amount has been recorded as a receivable on the 2006 financial statements relating to this award.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER INTERVEST INTERNATIONAL EQUITIES CORPORATION as of 12/31/2006

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 316,598	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			316,598	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 316,598	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 77,050**	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(77,050)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 239,548	3750

[30]

OMIT PENNIES

**	Non-allowable receivables	$ 3,839
	Prepaid insurance	70,598
	Other assets	2,613
		$ 77,050

SEC 1696 (02-03) 7 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER INTERVEST INTERNATIONAL EQUITIES CORPORATION — as of 12/31/2006

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 18,019	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 18,019	3760
14.	Excess net capital (line 10 less 13)	$ 221,529	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$ 212,519	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line		Amount	Code	Total	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 270,290	3790
17.	Add:				
	A. Drafts for immediate credit [21]	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 270,290	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 113	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER INTERVEST INTERNATIONAL EQUITIES CORPORATION as of 12/31/2006

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 PERSHING, LLC 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	NONE 4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Intervest International Equities Corporation
Supplementary Information
Year Ended December 31, 2006

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/06) FOCUS Report	$ 239,548
Audit adjustments: None	-
Net capital per audit	$ 239,548

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the company meets the requirements of the exemptive provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2006.

See accountants' report.

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation for the year December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.cslmcpa.com

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cornelius, Schou, Leone & Matteson, LLC

January 18, 2007

END